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                                                                      Exhibit 19
Butler
Manufacturing
Company
FIRST
QUARTER
REPORT 1997
Three Months Ended
March 31, 1997
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO  64108

To Our Shareholders:

Butler's first quarter earnings, as predicted previously, were lower than last year, primarily because of start-up costs associated with our wholly-owned metal buildings subsidiary in China. Our South American metal buildings business, headquartered in Brazil, also commenced operations during the first quarter, and incurred an additional small loss.

Corporate quarterly sales of $188 million were up 7 percent from a year ago. Net earnings were $1.9 million, or $.25 per share, compared with $3.3 million, or $.42 per share in the first quarter a year ago.

Butler's Building Systems segment, in total, also had lower first quarter earnings this year because of slightly reduced profitability in our core U.S. metal buildings business. This decline was, we believe, the result of changes in the mix of business from last year to this year, rather than being indicative of a change in the directional trend of market opportunity for this business unit. The Lester wood frame buildings division had a smaller seasonal loss than last year and is experiencing considerably stronger business activity than a year ago. Butler Real Estate had a major project that was expected to close in March move into the second quarter, but was still profitable for the first three months of 1997. Butler Europe continued to make good operational progress and was close to breakeven for the quarter.

Our new business in China began shipping products from its plant in Shanghai in January. Most organizational positions are staffed, but training requirements are substantial, and engineering and manufacturing productivity will improve as our associates gain experience and as computer-based operating systems become fully available to them. Incoming orders in China were on plan for the first quarter, despite competitive selling conditions that are not dissimilar from the U.S. and other more fully developed markets.

First quarter order receipts in South America were also at anticipated levels. We are somewhat behind schedule in the start-up of structural frame production in our Brazilian plant because of delays in the importation and installation of key pieces of fabrication equipment.

Butler's Construction Services business had significantly lower first quarter sales and earnings than a year ago. They entered the year with reduced backlog, but recent success in procuring projects resulted in backlog at the end of the first quarter being 19 percent higher than a year ago.

The Other Building Products group had a particularly good first quarter, with both sales and earnings up from last year. Grain Systems had the larger improvement, as demand for their grain storage products was favorable in the farm, commercial, and export markets. In March, Butler purchased Rebco West, a leading west coast manufacturer and distributor of quality entrance doors and storefront products. Rebco West is based in Rancho Cucamonga, California and also

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has a service center in Las Vegas, Nevada. The business is being integrated with Vistawall and will add several million dollars to that division's annual volume in the active southern California and southwest markets.

Butler's balance sheet at the end of the quarter reflected a $62 million increase in total assets compared to a year ago. Working capital is higher related to increased volume, new businesses acquired, and inventory required for the plants in China and Brazil. Investments in manufacturing plant and equipment and in engineering and operating computer software systems have also increased, as has the magnitude of Butler Real Estate's development activity. Short term bank credit facilities and retained earnings have been fully adequate to fund these requirements, and the company continues to have ample flexibility to meet whatever needs or opportunities arise.

As we approach the more active seasons for Butler's business, we sense a continuing strong level of demand in most all of the markets we serve. The outlook for our U.S. businesses is positive. Recent foreign investments are performing about as expected and will continue to cause lower corporate earnings comparisons in the second quarter. As mentioned above, construction backlog is higher than a year ago, and product backlog is also up over 8 percent. Total backlog of $271 million is 11% above the level of 1996.

Cordially yours,

/s/ Robert H. West

Robert H. West
Chairman and
Chief Executive Officer

April 15, 1997
Butler Manufacturing Company